Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Expects Large vCPE Wins From Major
Telcos: Suspends Dividend To Support Long-Term
Growth & Working Capital Needs

KFAR SAVA, Israel — March 15, 2018, - Silicom Ltd. (NASDAQ: SILC) today announced that it expects to close several major, strategic new SD-WAN and NFV-related vCPE Design Wins from major telcos, the first of which it expects to announce in the near term. Given the significant size of each of these expected deals, their financial terms and the meaningful working capital that may be required to support them once they ramp up, the Company has decided today to suspend its dividend distributions to increase its available funds and to support its long-term growth.

“Although we cannot yet formally announce any of these potential wins, we have already begun working on them with our customers, who assume – as do we - that the current situation will transform into a ‘full win’ within a short time. As such, we must make sure that we have all the financial resources to fulfill demanding supply commitments once these potential wins reach their full deployment run rate,” commented Shaike Orbach, Silicom’s President and CEO.

“These wins, once finalized, have the power to drive our growth for years to come. Taken individually, each one is expected to ramp over time to tens of millions of dollars per year while offering endless opportunities for further sales.”

Mr. Orbach concluded, “By building our financial reserves, we are readying ourselves to spring into action as soon as we get the final go-ahead. We are confident that this is the right strategy for building the Company to the next level, thereby serving the long-term interests of our shareholders.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com